SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration: 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND FORTY-SIXTH

BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: September 17, 2014, at 2:30 p.m. 3. PRESIDING: MAURICIO SCHULMAN - Chairman; LINDOLFO ZIMMER - Executive Secretary. 4. AGENDA AND RESOLUTIONS:

I.	Approval of the Audit Committee’s activity report for the first half of 2014;
II.	Approval and attestation of the creation of a Special Purpose Company (SPC) named Cantareira Transmissora de Energia S.A.;
III.

Approval and attestation of the creation of a Special Purpose Company (SPC) named “Paraná Gás Exploração e Produção S.A.” and the appointment, to said SPC, of i. Jonel Nazareno Iurk as a sitting Board of Directors’ member; and ii. Antonio Sergio de Souza Guetter, as his alternate;

IV.

Approval, with the abstention of Board member Natalino das Neves, of the adjustment to the text related to the decision contained in item 7 of the 143rd Board of Directors’ Meeting of December 11, 2013, which now shows the abstention vote of Board member Maurício Borges Lemos on this matter, as well as the abstention of Board member Marco Aurelio Rogeri Armelin, already recorded at that time;

V.

Approval of the schedule for the Board of Directors’ Meetings in 2015, namely: March 18, 2015; June 10, 2015; September 16, 2015; and December 9, 2015; and approval of the date of April 15, 2015 for the Board of Directors’ Meeting that will analyze and resolve on the 20-F Form; and

VI.	Presentation of the Company’s financial information.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman; LINDOLFO ZIMMER – Executive Secretary; CARLOS HOMERO GIACOMINI; JOSÉ RICHA FILHO; LUIZ EDUARDO DA VEIGA SEBASTIANI; MAURÍCIO BORGES LEMOS; NATALINO DAS NEVES; and NEY AMILTON CALDAS FERREIRA.-----------------------------------------------------------------------------The full minutes of the 146th Meeting of Copel’s Board of Directors were drawn up in the Company’s Book no. 07, registered at the Paraná State Registry of Commerceunder nº05/095391-5, on August 8, 2005.

LINDOLFO ZIMMER

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 17, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.